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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
April 23, 2021

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Vectors Low Carbon Energy ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2021 (the “Registration Statement”), with such revisions as discussed in the Trust’s response letter dated April 15, 2021 (the “First Response Letter”). The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.	Please remove any disclosure in the Registration Statement that is only applicable to a new fund.

Response 1.	The disclosure has been revised accordingly.

Comment 2.
Prior to filing the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended, please provide the Staff with a blackline of the Prospectus that includes all of the changes since the 485(a) filing on February 25, 2021.

Response 2.	The requested blackline will be provided to the Staff via email concurrently with the filing of this response letter.

PROSPECTUS

Comment 3.
With respect to the first sentence of the second paragraph under the “Summary Information—Expense Example” section, please revise the disclosure to clarify that the expenses reflected in the examples will apply whether a shareholder holds or sells his or her shares of the Fund.

Response 3.
We respectfully acknowledge your comment. As noted in the First Response Letter, the disclosure referenced above is consistent with the disclosure provided in Item 3 of Form N-1A. Thus we believe the referenced disclosure is appropriate.

Comment 4.
Please include performance data of the Fund’s prior index in the “Average Annual Total Returns” table under the “Summary Information—Performance” section per Instruction 2(c) to Item 4(b)(2) of Form N-1A.

Response 4.
We respectfully acknowledge your comment. Instruction 2(c) to Item 4(b)(2) of Form N-1A only requires the inclusion of the performance of a former index if that index differs from the index used for the immediately preceding period. As noted in the First Response Letter, the “Average Annual Total Returns” table continues to show the returns of the S&P 500 Index, the Fund’s broad-based securities market index. Accordingly, we have not made any revisions in response to this comment.

Comment 5.
The Staff notes that pursuant to Form N-1A, the disclosure responsive to Item 4(a) should be a summary of the disclosure responsive to Item 9(b). Please revise the disclosure responsive to Item 9(b) as appropriate to follow the disclosure regime contemplated by Form N-1A.

Response 5.	We respectfully acknowledge your comment; however, as noted in the First Response Letter, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Comment 6.
With respect to Fundamental Restriction 8 under the “Investment Policies and Restrictions—Investment Restrictions” section, please add an explanatory note to the disclosure confirming that the Fund will consider the investments of its underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 6.
As noted in the First Response Letter, the Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

Comment 7.
Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 7.
We respectfully acknowledge your comment; however, as noted in the First Response Letter, we believe the referenced disclosure is appropriate and consistent with the charter of the Trust’s Nominating and Corporate Governance Committee.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai